UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

2 March 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2022 Full Year Results

2022 Full Year Results
This document contains inside information

Key Highlights

●
Strong performance underpinned by our integrated solutions strategy
●
Further growth in sales, EBITDA, margin & EPS despite significant cost inflation
●
Efficient & disciplined approach to capital allocation
●
FY dividend +5%, significantly increasing share buyback to $3bn over next 12 months
●
$3.3bn invested in solutions-focused acquisitions; strong pipeline of opportunities
●
Strong & flexible balance sheet; significant optionality for future value creation
●
Raising sustainability ambitions; updated 1.5°C decarbonisation targets
●
New organisational structure; aligning with integrated solutions strategy
●
Recommending transition to US primary listing in 2023

Summary Financials1                     2022               Change
Sales                                             $32.7bn          +12%
EBITDA                                       $5.6bn            +13%
EBITDA Margin                          17.2%             +10bps
EPS                                                $3.50             +14%

Albert Manifold, Chief Executive, said today:
"Our 2022 performance reflects the outstanding commitment of our people, the underlying strength and resilience of our business and the continued delivery of our integrated, solutions-focused strategy. Despite significant cost pressures throughout the year, we delivered further improvements in profits, margins and returns. Our strong cash generation together with our relentless focus on disciplined capital allocation has also delivered the strongest balance sheet in our history, providing us with significant opportunities for further growth and value creation going forward."

Announced Thursday, 2 March 2023

1 Current and prior year trading information is presented on a continuing operations basis, excluding the results of the Building Envelope business which was divested in April 2022 and has been classified within discontinued operations.

2022 Full Year Results

Trading Overview

CRH delivered a strong performance in 2022 underpinned by our integrated solutions strategy along with resilient demand and commercial progress in North America and Europe. Group sales of $32.7 billion (2021: $29.2 billion) were 12% ahead of 2021 on both a total and like-for-like basis2. Group EBITDA of $5.6 billion (2021: $5.0 billion) was 13% ahead as good commercial management and further operational efficiencies offset significant cost inflation, overall Group margin was also ahead of prior year. Like-for-like EBITDA was 8% ahead of 2021.

●
Americas Materials delivered a strong performance with total sales 15% above 2021 levels and like-for-like sales 12% ahead driven primarily by solid price progression across all lines of business. EBITDA was 6% ahead, or 5% ahead on a like-for-like basis, as good commercial management partially offset the impact of higher input costs and lower volumes resulting from unfavourable weather.
●
Building Products maintained good activity levels as demand for critical utility infrastructure and outdoor living solutions remained resilient. This, together with strong performances from recent acquisitions, delivered total sales 26% ahead of 2021, or 11% ahead on a like-for-like basis. Total EBITDA was 52% ahead, 18% ahead on a like-for-like basis, as a result of continued progress on pricing, cost control and production efficiencies.
●
Europe Materials like-for-like sales were 11% ahead reflecting continued strong pricing progress which offset the impact of lower activity levels. Like-for-like EBITDA was 8% ahead, driven by commercial excellence measures across all countries along with a continued focus on cost savings, partly offset by significant cost inflation and the impact of the conflict in Ukraine. Total sales were in line with 2021 and EBITDA was 4% behind due to the impact of adverse currency translation effects.

Profit after tax from continuing operations was 10% ahead of 2021 at $2.7 billion (2021: $2.4 billion) driven primarily by the strong trading performance.

Earnings per share (EPS) from continuing operations was 14% higher than 2021 at $3.50 (2021: $3.06). Including the trading contribution and profit on disposal of our discontinued operations, total EPS was $5.07 (2021: $3.29).

Note 2 on page 15 analyses the key components of the 2022 performance.

Accelerating Integrated Solutions

Our 2022 performance reflects the continued delivery of our integrated solutions strategy. By uniquely integrating value-added materials, products and services across the construction project lifecycle, our strategy enables us to provide bespoke solutions for our customers that solve their increasingly complex construction needs, while also creating superior value for our business. To further accelerate the development of our integrated solutions strategy and align our business with the changing needs and future growth opportunities of our industry, the Group has decided to transition to a new organisational structure, effective from 1 January 20233. See Appendix 1 for further information and associated 2022 pro forma disclosures. Further financial information will be provided in advance of our April trading update.

Sustainability

We remain committed to continuously improving our sustainability performance and decarbonising our businesses. In 2022, we announced an industry leading absolute carbon emissions reduction target by 2030. In early 2023, the Science Based Targets initiative (SBTi) validated our revised targets in line with the updated 1.5°C science-based framework, which now equate to a 30% reduction in absolute carbon emissions by 2030 (from a 2021 base year). This is aligned with our ambition to be a net-zero business by 2050. In addition, we continue to expand our offering of integrated sustainable solutions to address the needs of our customers, advancing circularity and innovating to create a more sustainable built environment.

The Group has also recently announced the establishment of CRH Ventures, its venture capital unit, which will support the development of new technologies and innovative solutions to meet the increasingly complex needs of customers and evolving trends in construction. With access to a $250 million venturing and innovation fund to invest, CRH Ventures will partner with construction and climate technology companies, operating across the construction value chain.

Trading Outlook

Overall, we expect resilient demand and increased pricing in 2023 despite macroeconomic uncertainties and ongoing cost inflation. Our operations in North America will benefit from strong pricing and robust infrastructure demand being underpinned by significant increases in funding at both federal and state level. The non-residential sector is supported by government funding initiatives in clean energy and the onshoring of critical manufacturing, while the residential new-build sector will experience short-term weakness as a result of rising interest rates. In Europe we expect positive pricing momentum to offset lower volumes. Construction activity in Central and Eastern Europe will continue to be supported by EU infrastructure funds, while our businesses in Western Europe remain underpinned by resilient repair, maintenance and improvement (RMI) activity and stable infrastructure demand. Notwithstanding a number of macroeconomic risks and uncertainties, CRH remains well positioned for another year of progress in 2023 due to our uniquely integrated, value-added solutions strategy together with a strong and flexible balance sheet.

2 See pages 34 to 37 for glossary of alternative performance measures (including EBITDA, like-for-like/organic, Net Debt/EBITDA) used throughout this report.

3 Segmental information presented in the 2022 Financial Statements is based on the segment structure as at 31 December 2022 being Americas Materials, Building Products and Europe Materials.

Americas Materials
Analysis of change
$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	12,407	-41	+511	-60	+1,507	14,324	+15%
EBITDA	2,588	-4	+44	-13	+133	2,748	+6%
Operating profit	1,788	-2	-11	-11	+145	1,909	+7%
EBITDA/sales	20.9%					19.2%
Operating profit/sales	14.4%					13.3%

Americas Materials sales were 15% ahead driven primarily by solid price progression across all lines of business which was partly offset by lower volumes impacted by unfavourable weather. EBITDA of $2.7 billion and operating profit of $1.9 billion were 6% and 7% ahead of 2021 respectively, as positive pricing was impacted by higher input costs. Like-for-like sales and EBITDA were 12% and 5% ahead of 2021 respectively.

Construction market growth remained positive in 2022, primarily driven by strong infrastructure activity, supported by increases in federal, state and local transportation funding. The non-residential market remained resilient, while parts of the new-build residential market faced challenges from rising interest rates and affordability constraints. Canada experienced solid growth in most provinces; however, rising interest rates and inflationary pressures negatively impacted the residential market.

During 2022, Americas Materials completed ten solutions-focused acquisitions across the US with a total spend of $0.5 billion. The largest of these was the acquisition of Hinkle Contracting Company, a vertically integrated materials and road solutions business in Kentucky.

Materials
Aggregates volumes declined by 1% compared to 2021 as strong volumes in the South and Great Lakes divisions were offset by unfavourable weather which impacted activity in the Northeast and West divisions. Aggregates prices increased by 10%, driven by strong commercial management.

Asphalt volumes were 3% ahead, driven by increases in the Great Lakes and South divisions, while volumes were lower in the Northeast and West divisions. Asphalt prices increased by 20% compared to prior year.

Readymixed concrete volumes were 6% behind 2021 levels, impacted by less favourable weather conditions in the West and the Northeast. Strong commercial discipline delivered higher prices across all divisions, 14% ahead of 2021, which offset raw materials and energy cost inflation.

Paving and construction revenues were 25% ahead of 2021 due to a strong order book and good project execution.

Regional Performance
Sales in the Northeast division were 10% ahead of 2021 as prices improved across all lines of business offsetting lower volumes due to less favourable weather. Operating profit increased, driven by improved pricing which offset lower volumes and higher input costs.

Great Lakes sales were 20% ahead of 2021, led by improved pricing across all lines of business and solid construction demand. Growth in operating profit was achieved through strong commercial management and ongoing cost control, offsetting input cost inflation.

South division sales were 26% ahead of 2021 with volumes ahead of prior year. Pricing was strong across all lines of business. Operating profit marginally declined as strong pricing was offset by increases in energy and bitumen costs.

The West division delivered 10% sales growth, driven primarily by disciplined commercial management across all lines of business and strong construction revenues. Unfavourable weather and a late start to the season impacted volumes. Operating profit was slightly ahead of 2021 as lower volumes were offset by improved pricing.

Cement
Our cement division delivered sales growth of 8% driven primarily by price realisation of 12% which offset slightly lower volumes  compared with 2021. Operating profit was ahead driven by strong price progression amid an inflationary cost environment.

Building Products (Continuing Operations)
Analysis of change
$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	6,218	-167	+1,121	-4	+655	7,823	+26%
EBITDA	992	-7	+350	-	+175	1,510	+52%
Operating profit	729	-1	+285	-	+148	1,161	+59%
EBITDA/sales	16.0%					19.3%
Operating profit/sales	11.7%					14.8%

The table above excludes the trading performance of Building Envelope which, following its divestment, has been classified within discontinued operations.

Building Products delivered sales growth of 26%, 11% ahead on a like-for-like basis, due to strong demand for critical utility infrastructure and outdoor living solutions. This, combined with continued strong cost control and production efficiencies resulted in EBITDA 52% ahead of prior year and operating profit 59% ahead, 18% ahead and 20% ahead respectively on a like-for-like basis. This demonstrates the strong contribution from both the underlying businesses and recent acquisitions underpinned by our integrated solutions strategy.

Building Products completed ten acquisitions during 2022, mainly in the US, for a total spend of c. $2.7 billion. The largest acquisition was the purchase in July 2022 of Barrette Outdoor Living, North America's leading provider of fencing and railing solutions for the outdoor living space.

Architectural Products
Architectural Products in North America delivered strong sales growth in 2022, as sustained RMI activity offset the impact of rising interest rates on certain parts of new-build residential construction activity. Underlying demand in our European businesses was solid, particularly in Poland; however total sales were slightly behind 2021 due to currency headwinds. Pricing progress, improved operational performance and contributions from acquisitions resulted in operating profit ahead of prior year in both North America and Europe despite cost inflation and raw materials shortages. The integration of Barrette Outdoor Living is progressing well with trading in line with expectations and good synergy delivery.

Infrastructure Products
Infrastructure Products experienced strong sales growth in 2022, particularly in North America, with robust demand in the communications, energy, water and transportation sectors as well as strong contributions from recent acquisitions. This resulted in operating profit well ahead of prior year as higher activity levels combined with pricing progress and disciplined cost control offset higher energy and materials costs, as well as labour market constraints.

Construction Accessories
Proactive pricing actions by our Construction Accessories business resulted in sales ahead of prior year across all regions, with growth primarily driven by the UK, Germany and North America. Operating profit finished well ahead of prior year as commercial excellence measures successfully mitigated the impact of cost inflation.

Building Envelope (Discontinued Operations)

The commentary below refers to the trading results of Building Envelope, prior to its divestment in April 2022, compared to the same period in 2021.

Building Envelope delivered sales growth driven by C.R. Laurence and the aluminium glazing business. EBITDA was ahead of 2021 as a result of increased sales and margin expansion achieved through operating efficiencies.

Europe Materials
Analysis of change
$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	10,581	-1,151	+107	-44	+1,083	10,576	-
EBITDA	1,410	-157	+8	-4	+100	1,357	-4%
Operating profit	814	-79	+1	-2	+90	824	+1%
EBITDA/sales	13.3%					12.8%
Operating profit/sales	7.7%					7.8%

Europe Materials benefited from commercial management initiatives across all countries, which, along with a continued focus on cost savings, helped to mitigate significant energy and other input cost inflation, as well as the impact of the conflict in Ukraine. Like-for-like sales were 11% ahead reflecting continued strong pricing progress which offset the impact of lower activity levels. In 2022, EBITDA was $1.4 billion, 8% ahead on a like-for-like basis and operating profit was $0.8 billion, 12% ahead like-for-like. Unfavourable currency translation effects resulted in total sales in line with 2021, EBITDA -4% behind, and operating profit 1% ahead.

UK & Ireland
UK & Ireland sales and operating profit were well ahead of 2021 driven by strong pricing and ongoing performance optimisation initiatives. In the UK, aggregates and asphalt volumes were behind prior year due to lower paving activity, while readymixed concrete volumes benefited from an increase in project activity. Ireland primarily benefited from improved construction activity and pricing progress.

Europe North
Sales in Europe North (Finland, Germany and Switzerland) were in line with 2021 driven mainly by price increases which offset lower volumes, and a strong performance in our lime business. Like-for-like operating profit ended ahead of 2021 as improved pricing and cost savings actions compensated for an inflationary and volatile energy cost environment.

Europe West
Europe West (France, Benelux, Denmark and Spain) delivered sales slightly below 2021 due to softening volumes. Higher raw materials, energy and freight costs in all countries were offset by higher pricing, which, along with continued cost saving actions and commercial initiatives, saw like-for-like operating profit ahead of 2021.

Europe East
Sales in Europe East (Poland, Ukraine, Romania, Hungary, Slovakia, Serbia, and Croatia) were ahead of prior year due to a strong focus on commercial actions to offset significant cost inflation. Poland, in particular, delivered sales and operating profit strongly ahead of 2021. Activity levels in Ukraine were impacted by the ongoing conflict and we continue to prioritise the support of our employees during this challenging time. Total operating profit in Europe East was behind prior year.

Asia
Sales in the Philippines ended the year behind 2021. Construction activity was impacted by a pre-election ban on construction and high cost inflation which slowed large infrastructure project activity. Price increases largely offset weaker volumes; however, operating profit was impacted by high energy and transportation costs which resulted in operating profit significantly below 2021.

CRH's operations include a 26% stake in Yatai Building Materials (reported within the Group's share of equity accounted investments) in China where the government's COVID-19 restrictions impacted many areas of the economy, including the construction sector. This resulted in sales and operating profit below 2021.

Other Financial Items

Depreciation and amortisation charges amounted to $1.7 billion, in line with prior year (2021: $1.7 billion).

Divestments and asset disposals from continuing operations generated a total loss on disposals of $49 million (2021: $116 million profit). Profit after tax on the divestment of the Building Envelope business amounted to $1.1 billion and is included in profit after tax from discontinued operations.

Net finance costs of $376 million were lower than 2021 (2021: $399 million) primarily as a result of higher interest income and lower debt levels offsetting increased interest expense driven by higher rates.

The Group's share of profit from equity accounted investments was $nil (2021: $55 million), primarily driven by the performance of the Group's associate in China where activity levels were impacted by COVID-19 restrictions.

Profit before tax was $3.5 billion (2021: $3.1 billion), and the associated tax charge of $785 million (2021: $661 million) represented an effective tax rate of 22.6% (2021: 21.3%) on profit before tax, which was higher than prior year due to the tax impact of divestments.

Dividend
In addition to the interim dividend of $0.24 (2021: $0.23) per share which was paid in October 2022, the Board is recommending a final dividend of $1.03 per share. This would result in a total dividend of $1.27 for the year (2021: $1.21), an increase of 5.0% over 2021, in line with the Group's progressive dividend policy. Based on the EPS from continuing operations for the year this represents a dividend cover of 2.8x. It is proposed to pay the final dividend on 4 May 2023 to shareholders registered at close of business on 17 March 2023. The ex-dividend date will be 16 March 2023. The final dividend will be paid wholly in cash.

Share Buyback Programme
Reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its ongoing share buyback programme in 2022 repurchasing 29.8 million (2021: 17.8 million) ordinary shares for a total consideration of $1.2 billion (2021: $0.9 billion).

Our strong financial position and cash generation capabilities provides us with the opportunity to increase our cash returns to shareholders, while at the same time continuing to invest in our business and execute our strategic growth initiatives. Having carefully considered our near-term capital allocation opportunities, we intend to substantially increase our share buyback programme through the repurchase of up to $3 billion of CRH shares over the next 12 months4.

Consistent with the Group's disciplined approach to capital allocation, the increase in our share buyback programme demonstrates our confidence in the outlook for our business and our continued strong cash generation, while retaining the financial flexibility to invest in further growth and value creation opportunities for our shareholders. We remain committed to our progressive dividend policy and our strong investment grade credit rating.

Balance Sheet and Liquidity
2022 marked another year of strong cash generation for the Group with net cash inflow from operating activities of $4.0 billion (2021: $4.2 billion). Excluding higher tax outflows related to the Building Envelope divestment ($0.4 billion) net cash inflow from operating activities was higher than 2021 despite the impact of significant cost inflation on working capital. Year-end net debt of $5.1 billion (2021: $6.3 billion) reflects healthy inflows from operations, proceeds from the Building Envelope divestment, disciplined capital expenditure and value focused investments. Net debt to EBITDA was 0.9x (2021: 1.3x).

The Group ended 2022 with $5.9 billion of cash and cash equivalents on hand and $3.7 billion of undrawn committed facilities which are available until 2026. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next five years and the weighted average maturity of the remaining term debt was 12.2 years. The Group also has a $2.0 billion US Dollar Commercial Paper Programme and a €1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end. The Group continues to maintain its robust balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Investments and Divestments

In 2022 the Group invested $3.3 billion on 29 acquisitions (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, the Group completed nine transactions and realised total business and asset disposal proceeds5 of $3.9 billion, primarily relating to the proceeds from the Building Envelope divestment.

Investments and Acquisitions
The largest acquisition in 2022 was in our Building Products Division where the Group completed its $1.9 billion acquisition of Barrette Outdoor Living, North America's leading provider of fencing and railing solutions. This acquisition complements and enhances our offering of sustainable outdoor living solutions in North America. In addition, Building Products completed a further seven acquisitions in the US and two in Europe, amounting to a total spend of c. $2.7 billion. The Americas Materials Division completed ten solutions-focused acquisitions in the US for a total spend of $0.5 billion, and the Europe Materials Division completed nine bolt-on acquisitions for $0.1 billion, the largest of which was the acquisition of a precast business in Denmark.

Divestments and Disposals
The largest divestment in 2022 was the Building Envelope business for cash proceeds of $3.5 billion (enterprise value of $3.8 billion including lease liabilities transferred of $0.3 billion). A further eight divestments were completed across the Group, realising total proceeds of $0.2 billion. In addition to these business divestments, the Group realised proceeds of $0.1 billion from the disposal of surplus property, plant and equipment and other non-current assets.

4 In accordance with the applicable authority considered annually by shareholders to repurchase CRH ordinary shares.
5 Net of cash disposed and including deferred consideration proceeds in respect of prior year divestments.

Listing Considerations

Through the active reshaping and repositioning of CRH's business over the last decade, North America now represents approximately 75% of Group EBITDA. The US is expected to be a key driver of future growth for CRH and our exposure to this market is likely to increase further driven by substantial increases in infrastructure funding, a renewed drive for the onshoring of manufacturing activity and significant levels of under-build in the residential construction market.

We communicate frequently with our stakeholders regarding our future strategy, our portfolio of businesses and how we keep our listing arrangements regularly under review.

We have now come to the conclusion that a US primary listing would bring increased commercial, operational and acquisition opportunities for CRH, further accelerating our successful integrated solutions strategy and delivering even higher levels of profitability, returns and cash for our shareholders.

In the coming weeks we will outline to our shareholders why we are recommending that it is in the best interests of our business and our shareholders to pursue a primary listing of CRH, together with US equity index inclusion as soon as possible.

This change in listing structure will have no impact on CRH plc, which will remain headquartered, incorporated and tax-resident in Ireland.

We will provide a further update as part of our trading statement on Wednesday 26 April 2023.

Primary Financial Statements
and
Summarised Notes
Year ended 31 December 2022

Consolidated Income Statement
for the financial year ended 31 December 2022

		Restated (i)
	2022	2021
	$m	$m

Revenue	32,723	29,206
Cost of sales	(21,844)	(19,350)
Gross profit	10,879	9,856
Operating costs	(6,985)	(6,525)
Group operating profit	3,894	3,331
(Loss)/profit on disposals	(49)	116
Profit before finance costs	3,845	3,447
Finance costs	(401)	(357)
Finance income	65	-
Other financial expense	(40)	(42)
Share of equity accounted investments' profit	-	55
Profit before tax from continuing operations	3,469	3,103
Income tax expense	(785)	(661)
Group profit for the financial year from continuing operations	2,684	2,442
Profit after tax for the financial year from discontinued operations	1,190	179
Group profit for the financial year	3,874	2,621

Profit attributable to:

Equity holders of the Company
From continuing operations	2,657	2,386
From discontinued operations	1,190	179
Non-controlling interests
From continuing operations	27	56
Group profit for the financial year	3,874	2,621

Basic earnings per Ordinary Share	$5.07	$3.29
Diluted earnings per Ordinary Share	$5.03	$3.26

Basic earnings per Ordinary Share from continuing operations	$3.50	$3.06
Diluted earnings per Ordinary Share from continuing operations	$3.48	$3.03

(i)      Restated to show the results of our former Building Envelope business in discontinued operations. See note 8 for further details.

Consolidated Statement of Comprehensive Income
for the financial year ended 31 December 2022

	2022	2021
	$m	$m

Group profit for the financial year	3,874	2,621

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(641)	(338)
Gains relating to cash flow hedges	66	34
Tax relating to cash flow hedges	(14)	(8)
	(589)	(312)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	279	264
Tax relating to retirement benefit obligations	(63)	(36)
	216	228

Total other comprehensive income for the financial year	(373)	(84)
Total comprehensive income for the financial year	3,501	2,537

Attributable to:
Equity holders of the Company	3,520	2,516
Non-controlling interests	(19)	21
Total comprehensive income for the financial year	3,501	2,537

Consolidated Balance Sheet

as at 31 December 2022

	2022	2021
	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	18,921	19,502
Intangible assets	10,287	9,848
Investments accounted for using the equity method	649	653
Other financial assets	14	12
Other receivables	164	239
Retirement benefit assets	261	166
Derivative financial instruments	3	97
Deferred income tax assets	88	109
Total non-current assets	30,387	30,626

Current assets
Inventories	4,194	3,611
Trade and other receivables	4,569	4,569
Current income tax recoverable	63	42
Derivative financial instruments	39	39
Cash and cash equivalents	5,936	5,783
Total current assets	14,801	14,044

Total assets	45,188	44,670

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	302	309
Preference share capital	1	1
Treasury Shares and own shares	(297)	(195)
Other reserves	380	445
Cash flow hedging reserve	5	-
Foreign currency translation reserve	(692)	(97)
Retained income	21,992	19,770
Capital and reserves attributable to the Company's equity holders	21,691	20,233
Non-controlling interests	646	681
Total equity	22,337	20,914

LIABILITIES
Non-current liabilities
Lease liabilities	1,059	1,374
Interest-bearing loans and borrowings	8,145	9,938
Derivative financial instruments	77	-
Deferred income tax liabilities	2,868	2,734
Other payables	691	717
Retirement benefit obligations	277	475
Provisions for liabilities	845	937
Total non-current liabilities	13,962	16,175

Current liabilities
Lease liabilities	260	297
Trade and other payables	5,872	5,692
Current income tax liabilities	702	550
Interest-bearing loans and borrowings	1,491	549
Derivative financial instruments	51	14
Provisions for liabilities	513	479
Total current liabilities	8,889	7,581
Total liabilities	22,851	23,756

Total equity and liabilities	45,188	44,670

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2022

	Attributable to the equity holders of the Company
	Issued share capital $m	Share premium account $m	Treasury Shares/ own shares $m	Other reserves $m	Cash flow hedging reserve $m	Foreign currency translation reserve $m	Retained income $m	Non- controlling interests $m	Total equity $m

At 1 January 2022	310	-	(195)	445	-	(97)	19,770	681	20,914
Group profit for the financial year	-	-	-	-	-	-	3,847	27	3,874
Other comprehensive income	-	-	-	-	66	(595)	202	(46)	(373)
Total comprehensive income	-	-	-	-	66	(595)	4,049	(19)	3,501
Reclassifications	-	-	-	-	35	-	(35)	-	-
Share-based payment expense	-	-	-	101	-	-	-	-	101
Shares acquired by CRH plc (Treasury Shares)	-	-	(1,170)	-	-	-	17	-	(1,153)
Treasury Shares/own shares reissued	-	-	24	-	-	-	(24)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(8)	-	-	-	-	-	(8)
Shares distributed under the Performance Share Plan Awards	-	-	173	(173)	-	-	-	-	-
Cancellation of Treasury Shares	(7)	-	879	7	-	-	(879)	-	-
Hedging gains transferred to inventory	-	-	-	-	(96)	-	-	-	(96)
Tax relating to cash flow hedges	-	-	-	-	-	-	17	-	17
Tax relating to share-based payment expense	-	-	-	-	-	-	(3)	-	(3)
Share option exercises	-	-	-	-	-	-	11	-	11
Dividends	-	-	-	-	-	-	(931)	(13)	(944)
Transactions involving non-controlling interests	-	-	-	-	-	-	-	(3)	(3)
At 31 December 2022	303	-	(297)	380	5	(692)	21,992	646	22,337

for the financial year ended 31 December 2021
At 1 January 2021	334	7,493	(386)	444	-	206	11,565	692	20,348
Group profit for the financial year	-	-	-	-	-	-	2,565	56	2,621
Other comprehensive income	-	-	-	-	-	(303)	254	(35)	(84)
Total comprehensive income	-	-	-	-	-	(303)	2,819	21	2,537
Share-based payment expense	-	-	-	110	-	-	-	-	110
Shares acquired by CRH plc (Treasury Shares)	-	-	(880)	-	-	-	(281)	-	(1,161)
Treasury Shares/own shares reissued	-	-	19	-	-	-	(19)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	-	-	(16)
Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-	-
Reduction in Share Premium	-	(7,493)	-	-	-	-	7,493	-	-
Cancellation of Income Shares	(16)	-	-	-	-	-	16	-	-
Cancellation of Treasury Shares	(8)	-	951	8	-	-	(951)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	-	24	-	24
Share option exercises	-	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	-	(909)	(32)	(941)
At 31 December 2021	310	-	(195)	445	-	(97)	19,770	681	20,914

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2022

		Restated (i)
	2022	2021
	$m	$m
Cash flows from operating activities
Group profit for the financial year	3,874	2,621
Finance costs (net)	382	417
Share of equity accounted investments' profit	-	(55)
Profit on disposals	(1,422)	(119)
Depreciation charge	1,644	1,691
Amortisation of intangible assets	113	74
Share-based payment expense	101	110
Income tax expense	1,155	721
Other	42	21
Net movement in inventories, receivables, payables and provisions	(518)	(228)
Cash generated from operations	5,371	5,253
Interest paid (including leases)	(374)	(401)
Corporation tax paid	(1,043)	(642)
Net cash inflow from operating activities	3,954	4,210

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	3,827	387
Interest received	65	-
Dividends received from equity accounted investments	36	32
Purchase of property, plant and equipment	(1,523)	(1,554)
Acquisition of subsidiaries (net of cash acquired)	(3,253)	(1,494)
Other investments and advances	(45)	(4)
Net cash flow arising from derivative financial instruments	(11)	-
Deferred and contingent acquisition consideration paid	(32)	(33)
Deferred divestment consideration received	52	120
Net cash outflow from investing activities	(884)	(2,546)

Cash flows from financing activities
Proceeds from exercise of share options	11	13
Transactions involving non-controlling interests	(3)	-
Increase in interest-bearing loans and borrowings	38	-
Net cash flow arising from derivative financial instruments	(11)	(37)
Repayment of interest-bearing loans and borrowings	(364)	(1,183)
Repayment of lease liabilities (ii)	(249)	(264)
Treasury Shares/own shares purchased	(1,178)	(896)
Dividends paid to equity holders of the Company	(917)	(906)
Dividends paid to non-controlling interests	(13)	(32)
Net cash outflow from financing activities	(2,686)	(3,305)

Increase/(decrease) in cash and cash equivalents	384	(1,641)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	5,783	7,721
Translation adjustment	(231)	(297)
Increase/(decrease) in cash and cash equivalents	384	(1,641)
Cash and cash equivalents at 31 December	5,936	5,783

(i)      See the Basis of Preparation and Accounting Policies on page 14 for further details.

(ii)     Repayment of lease liabilities amounted to $297 million (2021: $328 million), of which $48 million (2021: $64 million) related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements

1.    Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Certain prior year disclosures have been amended to conform to current year presentation. An amount of $46 million relating to the unwinding of the discount element of lease liabilities has been reclassified from other financial expense to finance costs in the period ended 31 December 2021 to align with current year presentation. This has no impact on total net finance costs or any other financial statement line items for any of the periods presented.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations
The following standard amendments became effective for the Group as of 1 January 2022:

●         Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
●         Amendments to IAS16 Property, Plant and Equipment - Proceeds before Intended Use
●         Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts - Costs of Fulfilling a Contract
●         Annual Improvements 2018 - 2020 Cycle

The standard amendments did not result in a material impact on the Group's results.

Voluntary Change in Accounting Policy
For the period ended 31 December 2022, the Group retrospectively adopted a voluntary change in accounting policy in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors with respect to the presentation of operating cash flows under IAS 7 Statement of Cash Flows. The impact of this change is to replace "Profit before tax" with "Group profit for the financial year" as the starting point for the reconciliation to net cash flows from operating activities in the Consolidated Statement of Cash Flows. The new presentation reconciles net cash flows from operating activities on a total Group basis, including both continuing and discontinued operations. This has no impact on net cash inflow from operating activities or any other financial statement line items for any of the periods presented.

Translation of Foreign Currencies

The financial information is presented in US Dollar millions. Results and cash flows of operations with non-US Dollar functional currencies have been translated into US Dollar at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. The principal rates used for the translation of results, cash flows and balance sheets into US Dollar were:

	Average		Year end
US Dollar 1 =	2022	2021	2022	2021

Brazilian Real	5.1648	5.3968	5.2794	5.5716
Canadian Dollar	1.3017	1.2538	1.3535	1.2716
Chinese Renminbi	6.7334	6.4493	6.8987	6.3513
Danish Krone	7.0805	6.2919	6.9662	6.5652
Euro	0.9518	0.8460	0.9368	0.8829
Hungarian Forint	373.1682	303.3739	375.1400	325.9300
Indian Rupee	78.6295	73.9391	82.7211	74.3009
Philippine Peso	54.5318	49.2983	55.7290	50.9800
Polish Zloty	4.4631	3.8633	4.3881	4.0579
Pound Sterling	0.8120	0.7270	0.8310	0.7417
Romanian Leu	4.6930	4.1641	4.6357	4.3692
Serbian Dinar	111.7836	99.4732	109.8553	103.7590
Swiss Franc	0.9551	0.9145	0.9230	0.9119
Ukrainian Hryvnia	32.6730	27.2588	36.9172	27.2850

2.   Key Components of 2022 Performance
Continuing operations

$ million	Sales revenue	EBITDA	Operating profit	Profit/(loss) on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2021	29,206	4,990	3,331	116	(399)	55	3,103
Exchange effects	(1,359)	(168)	(82)	(2)	19	(3)	(68)
2021 at 2022 rates	27,847	4,822	3,249	114	(380)	52	3,035
Incremental impact in 2022 of:
2021/2022 acquisitions	1,739	402	275	-	(55)	-	220
2021/2022 divestments	(108)	(17)	(13)	(177)	47	-	(143)
Organic	3,245	408	383	14	12	(52)	357
2022	32,723	5,615	3,894	(49)	(376)	-	3,469

% Total change	12%	13%	17%				12%
% Organic change	12%	8%	12%				12%

(i)      CRH's share of after-tax results of joint ventures and associated undertakings.

3.    Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 46% of full-year 2022 (2021: 45%), while EBITDA for the first six months of 2022 represented 39% of the full-year out-turn (2021: 36%).

4.    Revenue

A.    Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Year ended 31 December
	Americas Materials	Building Products	Europe Materials	Total	Americas Materials	Building Products	Europe Materials	Total
	2022	2022	2022	2022	2021	2021	2021	2021
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Continuing operations
Republic of Ireland (country of domicile)	-	-	801	801	-	-	706	706
United Kingdom	-	238	4,003	4,241	-	220	3,979	4,199
Rest of Europe (i)	-	1,074	5,219	6,293	-	1,073	5,243	6,316
United States	13,050	6,038	-	19,088	11,172	4,446	-	15,618
Rest of World (ii)	1,274	473	553	2,300	1,235	479	653	2,367
Total Group from continuing operations	14,324	7,823	10,576	32,723	12,407	6,218	10,581	29,206

Discontinued operations
United Kingdom - Building Envelope	-	7	-	7	-	24	-	24
Rest of Europe (i) - Building Envelope	-	4	-	4	-	12	-	12
United States - Building Envelope	-	576	-	576	-	1,575	-	1,575
Rest of World (ii) - Building Envelope	-	58	-	58	-	164	-	164
Total Group from discontinued operations	-	645	-	645	-	1,775	-	1,775

Footnotes (i) and (ii) appear on page 17.

4.    Revenue - continued

	Year ended 31 December
	Americas Materials (iii)	BuildingProducts	Europe Materials (iii)	Total	Americas Materials (iii)	Building Products	Europe Materials (iii)	Total
	2022	2022	2022	2022	2021	2021	2021	2021
	$m	$m	$m	$m	$m	$m	$m	$m

Principal activities and products
Continuing operations
Cement, lime and cement products	1,554	-	3,481	5,035	1,483	-	3,463	4,946
Aggregates, asphalt and readymixed products	6,979	-	3,515	10,494	6,262	-	3,606	9,868
Construction contract activities*	5,791	88	2,101	7,980	4,662	92	2,065	6,819
Architectural products	-	4,409	1,308	5,717	-	3,790	1,264	5,054
Infrastructure products	-	2,531	171	2,702	-	1,605	183	1,788
Construction accessories	-	795	-	795	-	731	-	731
Total Group from continuing operations	14,324	7,823	10,576	32,723	12,407	6,218	10,581	29,206

Discontinued operations
Construction contract activities* - Building Envelope	-	16	-	16	-	83	-	83
Architectural glass and glazing systems and related hardware - Building Envelope	-	629	-	629	-	1,692	-	1,692
Total Group from discontinued operations	-	645	-	645	-	1,775	-	1,775

   * Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on pages 16 & 17
(i)      The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)     The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)    Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management reviews and evaluates this business line.

B.    Unsatisfied long-term construction contracts and other performance obligations

Revenue yet to be recognised from long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to $3,742 million at 31 December 2022 (2021: $3,177 million). The Group has applied the practical expedient set out in IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2022 will close and revenue will be recognised within 12 months of the balance sheet date.

5.    Segment Information

Effective 1 January 2023 the Group restructured into two Divisions, CRH Americas and CRH Europe. During the first quarter of 2023, the Group's reportable segments increased from three to the following four segments: Americas Materials Solutions, Americas Building Solutions, Europe Materials Solutions and Europe Building Solutions. This realignment reflects the way resources are allocated and performance is assessed by the Chief Operating Decision Maker.

In the Group's financial reporting for 2023 comparative information for 2021 and 2022 will be restated to reflect the changes in reportable segments. The segmental information presented is based on the segment structure as at 31 December 2022 being Americas Materials, Building Products and Europe Materials.

The change in segment reporting post year end does not have a financial impact on the Group's Consolidated Financial Statements.

	2022		2021
	$m	%	$m	%
Revenue
Continuing operations
Americas Materials	14,324	43.8	12,407	42.5
Building Products	7,823	23.9	6,218	21.3
Europe Materials	10,576	32.3	10,581	36.2
Total Group from continuing operations	32,723	100.0	29,206	100.0

Discontinued operations
Building Products - Building Envelope	645		1,775
Total Group from discontinued operations	645		1,775

EBITDA
Continuing operations
Americas Materials	2,748	48.9	2,588	51.9
Building Products	1,510	26.9	992	19.9
Europe Materials	1,357	24.2	1,410	28.2
Total Group from continuing operations	5,615	100.0	4,990	100.0

Discontinued operations
Building Products - Building Envelope	131		360
Total Group from discontinued operations	131		360

Depreciation, amortisation and impairment
Continuing operations
Americas Materials	839	48.7	800	48.2
Building Products	349	20.3	263	15.9
Europe Materials	533	31.0	596	35.9
Total Group from continuing operations	1,721	100.0	1,659	100.0

Group Operating profit
Continuing operations
Americas Materials	1,909	49.0	1,788	53.7
Building Products	1,161	29.8	729	21.9
Europe Materials	824	21.2	814	24.4
Total Group from continuing operations	3,894	100.0	3,331	100.0

5.    Segment Information - continued

	2022	2021
	$m	$m
Reconciliation of Group operating profit to profit before tax:
Continuing operations
Group operating profit	3,894	3,331
(Loss)/profit on disposals (i)	(49)	116
Profit before finance costs	3,845	3,447
Finance costs less income	(336)	(357)
Other financial expense	(40)	(42)
Share of equity accounted investments' profit	-	55
Profit before tax from continuing operations	3,469	3,103

(i) (Loss)/profit on disposals
Americas Materials	38	126
Building Products	3	(27)
Europe Materials	(90)	17
Total Group from continuing operations	(49)	116

	2022		2021
	$m	%	$m	%
Total assets
Americas Materials	17,609	45.8	17,064	45.0
Building Products	9,165	23.9	8,504	22.4
Europe Materials	11,622	30.3	12,367	32.6
Subtotal	38,396	100.0	37,935	100.0

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	649		653
Other financial assets	14		12
Derivative financial instruments (current and non-current)	42		136
Income tax assets (current and deferred)	151		151
Cash and cash equivalents	5,936		5,783
Total assets as reported in the Consolidated Balance Sheet	45,188		44,670

Total liabilities
Americas Materials	3,227	33.9	3,292	33.0
Building Products	2,045	21.5	2,579	25.9
Europe Materials	4,245	44.6	4,100	41.1
Subtotal	9,517	100.0	9,971	100.0

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	9,636		10,487
Derivative financial instruments (current and non-current)	128		14
Income tax liabilities (current and deferred)	3,570		3,284
Total liabilities as reported in the Consolidated Balance Sheet	22,851		23,756

6.    Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2022	2021
	$m	$m
Numerator computations
Group profit for the financial year	3,874	2,621
Profit attributable to non-controlling interests	(27)	(56)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	3,847	2,565
Profit after tax for the financial year from discontinued operations - attributable to equity holders of the Company	1,190	179
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	2,657	2,386

	Number of	Number of
	Shares	shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year	758.3	780.2
Effect of dilutive potential Ordinary Shares (employee share awards) (millions)	5.8	6.6
Denominator for diluted earnings per Ordinary Share	764.1	786.8

Earnings per Ordinary Share
- basic	$5.07	$3.29
- diluted	$5.03	$3.26

Earnings per Ordinary Share from continuing operations
- basic	$3.50	$3.06
- diluted	$3.48	$3.03

7.    Dividends

	2022	2021
Net dividend paid per share	$1.22	$1.16
Net dividend declared for the year	$1.27	$1.21
Dividend cover - continuing operations	2.8x	2.5x

The Board is recommending a final dividend of $1.03 per share. This would give a total dividend of $1.27 for the year (2021: $1.21), an increase of 5% over last year.

Existing currency elections and currency payment defaults will remain in place unless revoked or otherwise amended by certificated shareholders. Therefore, the final dividend will be paid in euro, Pound Sterling and US Dollar to shareholders in accordance with their existing payment instructions. If no such instructions are in place, the currency for dividend payments will be based on shareholders' addresses on CRH's Share Register, or will, in the case of shares held in the Euroclear Bank system, continue to be paid automatically in euro, unless a currency election is made for the final dividend. Investors holding CREST Depositary Interests (CDIs) should refer to the CREST International Service Description. In respect of the final dividend, the latest date for receipt of currency elections (and DWT exemption forms) is 31 March 2023. Earlier closing dates may apply to holders in Euroclear Bank and in CREST.

If shareholders receive dividend payments in euro or Pound Sterling, the exchange rate is expected to be set on Thursday, 20 April 2023.

8.    Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations
In April 2022, the Group completed the divestment of its Building Envelope business, formerly part of our Building Products segment. With the exception of our Building Envelope business, no other businesses divested during 2022 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

No businesses met the IFRS 5 held for sale criteria at 31 December 2022.

The table below sets out the proceeds and related profit recognised on divestment which were included in profit after tax for the financial year from discontinued operations.

2022
$m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets*	2,016
- cash and cash equivalents	27
- inventories, receivables, payables and provisions	406
- lease liabilities	(338)
- interest-bearing loans and borrowings	(6)
- deferred tax	(42)
- retirement benefit obligations	(14)
Net assets disposed	2,049
Reclassification of currency translation effects on disposal	5
Total	2,054
Proceeds from disposal (net of disposal costs)	3,525
Profit on disposal from discontinued operations	1,471

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	3,525
Less: cash and cash equivalents disposed	(27)
Total	3,498

*Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

8.    Assets Held for Sale and Discontinued Operations - continued

B. Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial year are set out as follows:
	2022	2021
	$m	$m
Revenue	645	1,775
Cost of sales (i)	(412)	(1,143)
Gross profit	233	632
Operating costs (i)	(138)	(378)
Operating profit	95	254
Profit on disposals	1,471	3
Profit before finance costs	1,566	257
Finance costs	(6)	(18)
Profit before tax	1,560	239
Attributable income tax expense (ii)	(370)	(60)
Profit after tax for the financial year from discontinued operations	1,190	179

Profit attributable to:
Equity holders of the Company	1,190	179
Profit for the financial year from discontinued operations	1,190	179

Basic earnings per Ordinary Share from discontinued operations	$1.57	$0.23
Diluted earnings per Ordinary Share from discontinued operations	$1.55	$0.23

Cash flows from discontinued operations
Net cash (outflow)/inflow from operating activities (iii)	(435)	234
Net cash inflow/(outflow) from investing activities (iv)	3,446	(102)
Net cash outflow from financing activities	(6)	(28)

(i)     The depreciation and amortisation charge for discontinued operations amounted to $26 million and $10 million respectively

(2021: $78 million and $28 million).

(ii)    2022 attributable income tax expense includes $347 million relating to the profit on disposal of discontinued operations.

(iii)   Includes the corporation tax paid on the sale of discontinued operations.

(iv)   Includes the proceeds from the disposal of discontinued operations.

9.    Business and Non-Current Asset Disposals

	Business disposals		Disposal of other non-current assets		Total
	2022	2021	2022	2021	2022	2021
Continuing operations	$m	$m	$m	$m	$m	$m
Net assets disposed	321	188	65	80	386	268
Reclassification of currency translation effects on disposal	(4)	29	-	-	(4)	29
Total	317	217	65	80	382	297
Proceeds from disposals (net of disposal costs)	218	295	115	118	333	413
(Loss)/profit on disposals from continuing operations	(99)	78	50	38	(49)	116

Discontinued operations
Profit on disposals from discontinued operations (note 8)	1,471	-	-	3	1,471	3

Net cash inflow arising on disposal
Continuing operations
Proceeds from disposals from continuing operations	218	295	115	118	333	413
Less: cash and cash equivalents disposed	(4)	(31)	-	-	(4)	(31)
Less: deferred proceeds arising on disposal	-	(1)	-	-	-	(1)
Net cash inflow arising on disposal from continuing operations	214	263	115	118	329	381

Discontinued operations
Net cash inflow arising on disposal from discontinued operations	3,498	-	-	6	3,498	6
Total Group net cash inflow arising on disposal	3,712	263	115	124	3,827	387

10.  Net Finance Costs
Continuing operations

	2022	2021
	$m	$m

Finance costs	401	357
Finance income	(65)	-
Net other financial expense	40	42
Total net finance costs	376	399

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings including leases and cash and cash equivalents	337	361
Net credit re change in fair value of derivatives and fixed rate debt	(1)	(4)
Finance costs less income	336	357
Unwinding of discount element of provisions for liabilities	16	18
Unwinding of discount applicable to deferred and contingent acquisition consideration	20	20
Unwinding of discount applicable to deferred divestment proceeds	(8)	(12)
Unwinding of discount applicable to leased mineral reserves	6	6
Pension-related finance cost (net) (note 15)	6	10
Total net finance costs	376	399

11.  Net Debt

	2022		2021
	Book value	Fair value	Book value	Fair value
	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	3	3	97	97
Current assets
Cash and cash equivalents	5,936	5,936	5,783	5,783
Derivative financial instruments	39	39	39	39
Non-current liabilities
Interest-bearing loans and borrowings (i)	(8,145)	(7,517)	(9,938)	(10,786)
Lease liabilities	(1,059)	(1,059)	(1,374)	(1,374)
Derivative financial instruments	(77)	(77)	-	-
Current liabilities
Interest-bearing loans and borrowings (i)	(1,491)	(1,484)	(549)	(554)
Lease liabilities	(260)	(260)	(297)	(297)
Derivative financial instruments	(51)	(51)	(14)	(14)
Group net debt	(5,105)	(4,470)	(6,253)	(7,106)

(i)      Interest-bearing loans and borrowings are Level 2 instruments whose fair value is derived from quoted market prices.

11.  Net Debt - continued

Gross debt, net of derivatives, matures as follows:
	2022	2021
	$m	$m
Within one year	1,763	821
Between one and two years	881	1,642
Between two and three years	1,403	866
Between three and four years	920	1,399
Between four and five years	982	971
After five years	5,092	6,337
Total	11,041	12,036

Reconciliation of opening to closing net debt:
31 December 2022	At 1 January Book value	Cash flow	Movement attributable to acquired companies	Movement attributable to disposed companies	Mark-to-market and other non-cash adjustments	Translation adjustment	At 31 December Book value
	$m	$m	$m	$m	$m	$m	$m
Cash and cash equivalents	5,783	393	22	(31)	-	(231)	5,936

Interest-bearing loans and borrowings	(10,487)	326	(8)	6	159	368	(9,636)
Lease liabilities	(1,671)	249	(107)	342	(189)	57	(1,319)
Derivative financial instruments - financing	122	11	-	-	(194)	(9)	(70)
Liabilities from financing activities	(12,036)	586	(115)	348	(224)	416	(11,025)
Derivative financial instruments - non-financing	-	(58)	-	-	38	4	(16)
Group net debt	(6,253)	921	(93)	317	(186)	189	(5,105)

The equivalent disclosure for the prior year is as follows:

31 December 2021
Cash and cash equivalents	7,721	(1,617)	7	(31)	-	(297)	5,783
Interest-bearing loans and borrowings	(12,215)	1,183	(3)	-	90	458	(10,487)
Lease liabilities	(1,635)	264	(88)	3	(249)	34	(1,671)
Derivative financial instruments (net)	188	37	-	-	(52)	(51)	122
Group net debt	(5,941)	(133)	(84)	(28)	(211)	144	(6,253)

Market capitalisation

Market capitalisation, calculated as the year end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2022	2021
	$m	$m
Market capitalisation - Euronext Dublin (i)	29,462	40,593

(i)      The market capitalisation figure of €27.6 billion (2021: €35.9 billion), based on the euro denominated share price per CRH's listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

11.  Net Debt - continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 31 December 2022.

	2022	2021
	$m	$m
Within one year	-	19
Between three and four years	3,736	-
Between four and five years	9	3,964
Total	3,745	3,983

Net debt metrics
The net debt metrics based on net debt as shown in note 11 are as follows:

	2022	2021

Net debt as a percentage of market capitalisation	17%	15%
Net debt as a percentage of total equity	23%	30%

12.  Future Purchase Commitments for Property, Plant and Equipment

	2022	2021 (i)
	$m	$m

Contracted for but not provided in the financial statements	862	628
Authorised by the Directors but not contracted for	530	417

(i)     Includes contracted for but not provided for and authorised by the Directors but not contracted for commitments of $11 million and $25 million respectively relating to discontinued operations.

13.  Related Party Transactions

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures		Associates
	2022	2021	2022	2021
	$m	$m	$m	$m
Continuing operations
Sales	192	157	45	42
Purchases	41	29	20	19

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

14.  Business Combinations

The acquisitions completed during the year ended 31 December 2022 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Alabama: North Alabama Paving, Inc. (30 June);

Arkansas: Marion County Paving (18 March);

Colorado: Granby Sand & Gravel (31 March);

Florida: certain assets of Kudzue 3 Trucking, Inc. (11 March);

Kentucky: Hinkle Contracting, LLC (13 May);

Mississippi: Krystal Gravel, Inc. (23 December);

Texas: LD Construction Company and PTSS Investments, LLC (2 December) and Moore Brothers Construction Company (16 December);

Utah: Chapman Construction (16 December); and

West Virginia: Jefferson Asphalt Products Company (23 September).

Building Products:

Substantial Acquisition: on 8 July, CRH acquired Barrette Outdoor Living, Inc. (Barrette), North America's leading provider of residential fencing and railing solutions headquartered in Middleburg Heights, Ohio, US. The assets acquired are all in the US and are expected to enhance our existing offering of sustainable outdoor living solutions in North America.

Americas

California: Calstone Company (29 March);

Ohio: Normandy Industries, Inc. (21 October);

South Carolina: Sterling Sand, LLC (19 October);

Texas: certain assets of Rinker Materials (18 April); Soil Mender Products (25 July); and Inwesco, Inc. (12 December); and

West Virginia: Grant County Mulch, Inc. (19 December).

Other

Ireland: RS Sockets Ltd. (15 December); and

Poland: certain assets of Libet Company (2 September).

Europe Materials:

Croatia: Thermostone (1 April);

Denmark: Confac Holdings A/S (1 April) and Gunderup (1 December);

Finland: Terrawise Oy Stone Aggregates (31 May);

Poland: Mabau Group (75%, 21 March);

Romania: certain assets of SUT-ICIM and Irca SRL (23 February) and Simbeton SRL (29 July); and

Slovakia: certain assets of U.S. Steel Košice, s.r.o. (1 January) and certain assets of COLAS Slovakia, a.s. (10 January).

14.  Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Barrette	Other acquisitions	Total
	2022	2022	2022	2021
ASSETS	$m	$m	$m	$m
Non-current assets
Property, plant and equipment	309	597	906	609
Intangible assets (i)	809	178	987	131
Equity accounted investments	-	28	28	-
Total non-current assets	1,118	803	1,921	740

Current assets
Inventories	247	128	375	157
Trade and other receivables (ii)	168	59	227	191
Cash and cash equivalents	8	14	22	7
Total current assets	423	201	624	355

LIABILITIES
Trade and other payables	(148)	(47)	(195)	(143)
Provisions for liabilities	(16)	(3)	(19)	(1)
Lease liabilities	(48)	(59)	(107)	(88)
Interest-bearing loans and borrowings	-	(8)	(8)	(3)
Deferred income tax liabilities	(192)	(55)	(247)	(37)
Total liabilities	(404)	(172)	(576)	(272)

Total identifiable net assets at fair value	1,137	832	1,969	823
Goodwill arising on acquisition (iii)	774	546	1,320	679
Total consideration	1,911	1,378	3,289	1,502

Consideration satisfied by:
Cash payments	1,911	1,364	3,275	1,501
Deferred consideration (stated at net present cost)	-	10	10	-
Contingent consideration	-	4	4	1
Total consideration	1,911	1,378	3,289	1,502

Net cash outflow arising on acquisition
Cash consideration	1,911	1,364	3,275	1,501
Less: cash and cash equivalents acquired	(8)	(14)	(22)	(7)
Total outflow in the Consolidated Statement of Cash Flows	1,903	1,350	3,253	1,494

Footnotes (i), (ii) and (iii) appear on page 29.

14.  Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2022, together with adjustments to provisional fair values in respect of acquisitions completed during 2021. The measurement period for a number of acquisitions completed in 2021, closed in 2022 with no material adjustments identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. The acquisition of Barrette is deemed to be a material acquisition. None of the remaining acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. Due to the size and scale of the Barrette acquisition, the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed above are provisional (principally in respect of property, plant and equipment, provisions for liabilities and the associated goodwill and deferred tax aspects). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 28
(i)     Marketing-related, customer-related and contract-based intangible assets of $174 million, $594 million and $41 million respectively arose on the acquisition of Barrette. These primarily related to brand names, patents and non-contractual customer relationships. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets were recognised on business combinations in these segments.

(ii)     Trade and other receivables

	Gross contractual amounts due		Loss allowance		Fair value
	2022	2021	2022	2021	2022	2021
	$m	$m	$m	$m	$m	$m
Barrette	169	-	1	-	168	-
Other acquisitions	60	192	1	1	59	191
Total	229	192	2	1	227	191

(iii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. $1,289 million of the goodwill recognised in respect of acquisitions completed in 2022 is expected to be deductible for tax purposes (2021: $284 million).

Acquisition-related costs
	2022	2021
	$m	$m
Barrette	27	-
Other acquisitions	12	13
Total	39	13

The above acquisition-related costs, which exclude post-acquisition integration costs, have been included in operating costs in the Consolidated Income Statement.

14.   Business Combinations - continued

The following table analyses the 29 acquisitions completed in 2022 (2021: 20 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2022	2021	2022	2021	2022	2021
Reportable segments			$m	$m	$m	$m
Continuing operations
Americas Materials	10	8	172	239	493	694
Building Products	10	7	1,205	417	2,652	734
Europe Materials	9	4	34	1	144	17
Total Group from continuing operations	29	19	1,411	657	3,289	1,445

Discontinued operations
Building Products - Building Envelope	-	1	-	17	-	56
			1,411	674	3,289	1,501

Adjustment to provisional fair value of prior year acquisitions			(91)	5	-	1
Total			1,320	679	3,289	1,502

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the year on the Group's profit for the financial year was as follows:

	Barrette	Other acquisitions	Total
	2022	2022	2022	2021
	$m	$m	$m	$m
Continuing operations
Revenue	347	414	761	524
(Loss)/profit before tax for the financial year	(33)	25	(8)	55

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2022 acquisitions	CRH Group excluding 2022 acquisitions	Consolidated Group including acquisitions

	$m	$m	$m
Revenue	1,730	31,962	33,692
Profit before tax for the financial year	51	3,477	3,528

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

15.  Retirement Benefit Obligations

         The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

Financial assumptions - scheme liabilities
The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:
	Eurozone		United States and Canada		Switzerland
	2022	2021	2022	2021	2022	2021
	%	%	%	%	%	%
Rate of increase in:
- salaries	3.30	2.92	3.00	3.03	2.50	1.25
- pensions in payment	2.10	1.90	-	-	-	-
Inflation	2.30	1.90	2.10	2.00	2.00	0.75
Discount rate	4.20	1.43	5.20	2.82	2.20	0.30
Medical cost trend rate	n/a	n/a	1.87	5.91	n/a	n/a

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Year ended 31 December 2022
	Assets	Liabilities	Total	Impact of asset ceiling	Net Pension Asset
	$m	$m	$m	$m	$m

At 1 January	3,174	(3,483)	(309)	-	(309)
Administration expenses	(5)	-	(5)	-	(5)
Current service cost	-	(46)	(46)	-	(46)
Past service credit (net)	-	1	1	-	1
Interest income on scheme assets	52	-	52	-	52
Interest cost on scheme liabilities	-	(58)	(58)	-	(58)
Disposals	-	25	25	-	25
Remeasurement adjustments:
-return on scheme assets excluding interest income	(534)	-	(534)	-	(534)
-experience variations	-	(48)	(48)	-	(48)
-actuarial gain from changes in financial assumptions	-	951	951	-	951
-actuarial loss from changes in demographic assumptions	-	(2)	(2)	-	(2)
-impact of asset ceiling	-	-	-	(88)	(88)
Employer contributions paid	35	-	35	-	35
Contributions paid by plan participants	7	(7)	-	-	-
Benefit and settlement payments	(142)	142	-	-	-
Translation adjustment	(144)	154	10	-	10
At 31 December (i)	2,443	(2,371)	72	(88)	(16)
Related deferred income tax asset					22
Net pension asset					6

(i) Reconciliation to Consolidated Balance Sheet
Retirement benefit assets					261
Retirement benefit obligations					(277)
Net pension deficit					(16)

15.  Retirement Benefit Obligations - continued

	Year ended 31 December 2021
	Assets	Liabilities	Net Pension Liability
	$m	$m	$m

At 1 January	3,321	(3,877)	(556)
Administration expenses	(4)	-	(4)
Current service cost	-	(55)	(55)
Past service credit (net)	-	3	3
Loss on settlements	-	(6)	(6)
Interest income on scheme assets	46	-	46
Interest cost on scheme liabilities	-	(56)	(56)
Disposals	-	1	1
Remeasurement adjustments:
-return on scheme assets excluding interest income	165	-	165
-experience variations	-	(7)	(7)
-actuarial gain from changes in financial assumptions	-	70	70
-actuarial gain from changes in demographic assumptions	-	36	36
Employer contributions paid	43	-	43
Contributions paid by plan participants	7	(7)	-
Benefit and settlement payments	(258)	258	-
Translation adjustment	(146)	157	11
At 31 December (i)	3,174	(3,483)	(309)
Related deferred income tax asset			89
Net pension liability			(220)

(i) Reconciliation to Consolidated Balance Sheet
Retirement benefit assets			166
Retirement benefit obligations			(475)
Net pension deficit			(309)

16.  Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2022 prepared in accordance with IFRS, upon which the Auditor has given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2021, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

17.  Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2022 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 10 March 2023 and posted on 29 March 2023 to those shareholders who have requested a paper copy. A paper copy of the Annual Report and Form 20-F may be obtained at the Company's registered office from 29 March 2023.

The Company's AGM is scheduled to be held at 11:00 a.m. on 27 April 2023. The AGM Notice is expected to be posted to shareholders on 29 March 2023.

18.  Board Approval

This announcement was approved by the Board of Directors of CRH plc on 1 March 2023.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA
EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA is monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker6 (Group Chief Executive, Chief Financial Officer and Chief Operating Officer). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit to EBITDA is presented below.

	Continuing operations
	2022	2021
	$m	$m

Group profit for the financial year	2,684	2,442
Income tax expense	785	661
Profit before tax	3,469	3,103
Share of equity accounted investments' profit	-	(55)
Other financial expense	40	42
Finance costs less income	336	357
Profit before finance costs	3,845	3,447
Loss/(profit) on disposals	49	(116)
Group operating profit	3,894	3,331
Depreciation charge	1,618	1,613
Amortisation of intangibles	103	46
EBITDA	5,615	4,990

6 Effective 1 January 2022, following the appointment of the Chief Operating Officer and a resultant change in the reporting line of the "segment managers" as outlined in IFRS 8, the Group has determined that the Group Chief Executive, Chief Financial Officer and Chief Operating Officer (formerly the Group Chief Executive and Chief Financial Officer) together fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). This did not result in any change to the Group's operating segments.

Glossary of Alternative Performance Measures - continued

RONA
Return on Net Assets is a key internal pre-tax and pre-non-cash-impairment measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH's business segments and to compare to other businesses. The metric measures management's ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group's working capital base.

RONA is calculated by expressing total Group operating profit excluding non-cash-impairment charges as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown in note 5 on page 19, and excludes equity accounted investments and other financial assets, net debt, and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

The calculation of RONA is presented below:

	2022	2021
	$m	$m

Group operating profit - continuing operations	3,894	3,331
Group operating profit - discontinued operations	95	254
Group operating profit (numerator for RONA computation)	3,989	3,585

Current year
Segment assets (i)	38,396	37,935
Segment liabilities (i)	(9,517)	(9,971)
Group segment net assets	28,879	27,964
Lease liabilities (ii)	1,319	1,671
Group segment net assets excluding lease liabilities	30,198	29,635

Prior year
Segment assets (i)	37,935	36,218
Segment liabilities (i)	(9,971)	(9,136)
Group segment net assets	27,964	27,082
Lease liabilities (ii)	1,671	1,635
Group segment net assets excluding lease liabilities	29,635	28,717

Average net assets (denominator for RONA computation)	29,917	29,176
RONA	13.3%	12.3%

(i)      Segment assets and liabilities as disclosed in note 5 on page 19.

(ii)     Segment liabilities include lease liabilities which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2022 amounted to: Americas Materials $393 million (2021: $381 million), Building Products $468 million (2021: $773 million) and Europe Materials $458 million (2021: $517 million).

Glossary of Alternative Performance Measures - continued

Net Debt and Net Debt/EBITDA
Net debt is used by management as it gives additional insight into the Group's current debt situation less available cash. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities, cash and cash equivalents and current and non-current derivative financial instruments (net).

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company's level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA and is calculated below:

	2022	2021
	$m	$m
Net debt
Cash and cash equivalents (i)	5,936	5,783
Interest-bearing loans and borrowings (i)	(9,636)	(10,487)
Lease liabilities (i)	(1,319)	(1,671)
Derivative financial instruments (net) (i)	(86)	122
Group net debt	(5,105)	(6,253)

EBITDA - from continuing operations	5,615	4,990

	Times	Times
Net debt divided by EBITDA - from continuing operations	0.9	1.3

(i)      These items appear in note 11 on page 24.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA
The terms 'like-for-like' (LFL) and 'organic' are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each year.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 7, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2023, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical and influenced by multiple factors, including global and national economic circumstances (particularly those affecting the infrastructure and construction markets), monetary policy, consumer sentiment, swings in fuel and other input costs, and weather conditions that may disrupt outdoor construction activity.

People management: The Group may not achieve its strategic objectives if it is not successful in attracting, engaging, retaining and developing employees, planning for leadership succession, developing a diverse and inclusive workforce, and building constructive relationships with collective representation groups.

Commodity products and substitution: Many of the Group's products are commodities that face strong volume and price competition. Such products may also face competition from substitute products, including new products, that the Group does not produce. The Group must maintain strong customer relationships to ensure it can respond to changing consumer preferences and approaches to construction. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Portfolio management: The Group engages in acquisition and divestment activity as part of active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to efficiently identify and execute deals may limit the Group's growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to health and safety risks for the Group's people, a fall in demand for the Group's products, business interruption, restrictions on repatriation of earnings or a loss of plant access.

Strategic mineral reserves: Appropriate reserves are increasingly scarce, and licences and permits required for operations are becoming harder to secure. Numerous uncertainties are inherent in estimating reserves and projecting production rates of the minerals used in the Group's products. Failure of the Group to plan for reserve depletion and secure or maintain permits may result in operation stoppages, adversely impacting financial performance.

Principal Operational Risks and Uncertainties
Climate change and policy: The impact of climate change may adversely affect the Group's operations and cost base and the stability of markets in which the Group operates. Risks related to climate change that could affect the Group's operations and financial performance include both physical risks (such as acute and chronic changes in weather) and transitional risks (such as technological development, policy and regulation change and market and economic responses).

Information technology and cyber security: The Group is dependent on information and operational technology systems (including those for which third-parties are in whole or in part responsible) to support its business activities. Security incidents and cyber-attacks are becoming increasingly sophisticated, and our systems for protecting our assets and data against cyber security risks may be insufficient. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties.

Health and safety performance: The Group's businesses operate in an industry with inherent health and safety risks, including operation of heavy vehicles, working at height, and use of mechanised processes. Failure to ensure safe workplaces could result in a deterioration in the Group's safety performance and related adverse regulatory action or legal liability. Health and safety incidents could significantly impact the Group's operational and financial performance, as well as its reputation.

Sustainability and corporate social responsibility: The nature of the Group's activities poses certain environmental and social risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

Supply chain continuity: The Group must reliably and economically source various raw materials, equipment and other inputs from various third-party suppliers and then transport finished products to satisfy customer demands and meet contractual requirements. Our ability to balance maintaining resilient supply chains with optimising our working capital and inventory levels is critical to the continuity and strong financial returns of our operations. Failure to manage any material disruption in our supply chains could adversely impact our ability to service our customers and result in a deterioration in operational and/or financial performance.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties
Laws, regulations and business conduct: The Group is subject to a wide variety of local and international laws and regulations. There can be no assurance that the Group's policies and procedures afford adequate protection against compliance failures or other fraudulent and/or corrupt activities. Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact (to include an inability to operate in key markets/debarment) and reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid or payable in the future in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may need to be adjusted over time. Changes in tax regimes or assessment of additional tax liabilities in future tax audits could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Goodwill impairment: Significant under performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While a non-cash item, a material write-down of goodwill could have a substantial impact on the Group's income and equity.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates could negatively affect retained earnings.

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH, including but not limited to the statements under: "Key Highlights", regarding the pipeline of opportunities and future value creation; the Chief Executive's quote, regarding future growth opportunities and value creation; "Listing Considerations" regarding the proposed transition to a US primary listing, the benefits of such transition and our expectations regarding growth in the US market; "Sustainability", regarding the Group's decarbonisation targets, expansion of sustainable product offerings and establishment of CRH Ventures; "Trading Outlook", regarding expectations for demand, sales volumes, pricing, market trends, government funding, onshoring and macroeconomic conditions, including interest rates and inflation; "Dividend", regarding the timing and amount of dividend payments, as well as plans and expectations regarding the Group's progressive dividend policy; "Share Buyback Programme", regarding the timing and amount of share buybacks; our intent to increase our share buyback programme, our outlook for cash generation, our progressive dividend policy and our credit rating; "Balance Sheet and Liquidity", with respect to our belief that the Group has sufficient cash balances to meet all maturing debt obligations for the next 5 years; "Annual Report and Form 20-F and Annual General Meeting (AGM)", regarding timing of the AGM and the publication of the Group's 2022 Annual Report and Form 20-F; and "Principal Risks and Uncertainties", regarding the nature and magnitude of risks and uncertainties facing the Group.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "is likely to," "estimates", "believes", "intends," "plans," "objective," or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions, including increased interest rates, inflation, price volatility and/or labour and materials shortages in countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations, including in relation to climate change and sustainability; the impact of unfavourable weather, including due to climate change; our ability to successfully develop and integrate sustainable solutions into our business and investor and/or consumer sentiment regarding the importance of sustainable practices and products; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including war and acts of terrorism; failure to completely or successfully integrate acquisitions; indirect and direct effects of the COVID-19 pandemic; cyber-attacks, sabotage or other incidents and their direct or indirect effects on our business; and the specific factors identified in the section entitled "Principal Risks and Uncertainties" herein and in the section entitled "Risk Factors" in our 2021 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (including as it forms part of UK domestic law). For the purposes of Article 2 of Commission Implementing Regulation (EU) 2016/1055, the person responsible for arranging for the release of this announcement on behalf of CRH plc is Jim Mintern, Chief Financial Officer.  The date and time of this statement is the same as the date and time that it has been communicated to the media.

Appendix 1    2023 Organisational Structure

	Americas		Europe
Pro forma FY22 $ million	Sales	EBITDA	Sales	EBITDA
Materials Solutions	14,324	2,748	9,349	1,246
Essential Materials	4,160		4,625
Road Solutions	10,164		4,724

Building Solutions	6,188	1,255	2,862	366
Building & Infrastructure Solutions	2,379		2,252
Outdoor Living Solutions	3,809		610

Sub-total	20,512	4,003	12,211	1,612
Group			32,723	5,615

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 2 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary